FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:                ALLIANT ENERGY CORPORATE SERVICES, INC
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:
 IRS NUMBER:
 STATE OF INCORPORATION:
 FISCAL YEAR END:

 FILING VALUES:
 FORM TYPE:                             U-6B-2
 SEC ACT:
 SEC FILE NUMBER:
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                              4902 N Biltmore Lane
 CITY:                                  MADISON
 STATE:                                 WI
 ZIP:                                   53718
 BUSINESS PHONE:                        608-458-3311

 MAIL ADDRESS:
 STREET 1:                              P.O. BOX 77007
 CITY:                                  MADISON
 STATE:                                 WI
 ZIP:                                   53707




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
              (Formerly known as "Alliant Services Company, Inc.")

     This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Generation, Inc., ("AEG, Inc.")Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy de Mexico, S. de R.L. de C.V., Alliant Energy Synfuel LLC, Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.

     This certificate is notice that Alliant Energy Resources, Inc., during the period from January 1, 2003 through March 31, 2003 has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

     1. Type of the security - Inter-company borrowings by Alliant Energy Resources, Inc. from Alliant Energy Corporation

     2. Issue, renewal or guaranty - New Issues

     3. Principal amount - See Schedule 1

     4. Rate of interest - See Schedule 1

     5. Date of issue, renewal or guaranty - From January 1, 2003 through March 31, 2003

     6. If renewal of security, give date of original issue - Not Applicable

     7. Date of maturity of each security - on demand.

     8. Name of the person to whom each security was issued, renewed or guarantied: Alliant Energy Corporation

     9. Collateral given with each security: None

    10. Consideration received for each security: See Schedule 1

    11. Application of proceeds of each security: See Schedule 1

    12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
             a.   the provisions contained in the first sentence of 6(b),  :
             b.   the provisions contained in the fourth sentence of 6(b),  :
             c. the provisions contained in any rule of the commission other than Rule U-48, : X

    13. Not Applicable

    14. Not Applicable

    15. Exempt from provisions of 6(a) under Rule 52.


                                       ALLIANT ENERGY CORPORATE SERVICES, INC.

Date:   May 2, 2003            By:    /s/ Steven F Price
       -------------                -------------------------------------------
                                       Steven F Price, Assistant Treasurer







                                  Form U-6B-2
                                   Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

               PERIOD FROM JANUARY 1, 2003 THROUGH MARCH 31, 2003

     1. During the period from January 1, 2003 through March 31, 2003 , Alliant Energy Resources, Inc. borrowed from Alliant Energy Corporation, its parent, to fund borrowings of participants from the Non-Utility Money Pool as follows:

Borrowings from Parent        January            February              March
--------------------------------------------------------------------------------------
Beginning Balance            $ 165,761,425      $ 237,324,137        $ 278,394,887
Change                       $  71,562,713      $  41,070,749        $ (45,709,717)
Ending Balance               $ 237,324,137      $ 278,394,887        $ 232,685,169


     1(a). The weighted average interest rate for the period for all short term debt was as follows:

                  January         3.323%
                  February        3.880%
                  March           3.486%
                  Quarter         3.561%


     2. During the period indicated above, SERVCO acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the amount of net short-term borrowings and (repayments) by month during the Reporting Period is:

                                                       Beginning            Borrowing/             Ending
Participant                        Month               Balance              (Repayment)            Balance
----------------------------------------------------------------------------------------------------------------------

Alliant Energy                    January               563,776.44            (2,489.20)          566,265.64
Field Services                    February              566,265.64           (21,085.71)          587,351.35
                                  March                 587,351.35           (17,690.46)          605,041.81

Alliant Energy                    January             7,830,005.22           (78,789.98)        7,908,795.20
Generation, Inc                   February            7,908,795.20          (507,700.31)        8,416,495.51
                                  March               8,416,495.51         2,007,802.68         6,408,692.83

Alliant Energy                    January             8,419,706.52            79,677.68         8,340,028.84
Integrated Services Company       February            8,340,028.84          (681,414.20)        9,021,443.04
                                  March               9,021,443.04           105,178.21         8,916,264.83

Alliant Energy                    January             9,604,922.22           (84,659.72)        9,689,581.94
Integrated Services Company       February            9,689,581.94        (1,527,949.08)       11,217,531.02
Energy Management LLC             March              11,217,531.02         1,409,046.60         9,808,484.42

Alliant Energy                    January             4,728,783.07            67,614.23         4,661,168.84
Integrated Services Company       February            4,661,168.84             2,050.31         4,659,118.53
Energy Solutions LLC              March               4,659,118.53            31,019.67         4,628,098.86

Alliant Energy                    January           469,165,533.54         2,748,013.37       466,417,520.17
International, Inc.               February          466,417,520.17       (17,095,439.55)      483,512,959.72
                                  March             483,512,959.72       (11,298,464.00)      494,811,423.72

Alliant Energy                    January            65,083,361.41        (2,571,178.13)       67,654,539.54
Investments, Inc.                 February           67,654,539.54        (1,491,042.17)       69,145,581.71
                                  March              69,145,581.71        (1,397,738.64)       70,543,320.35

A E Op De Mexico,                 January                        -           (10,019.49)           10,019.49
S De Rl De CV                     February               10,019.49             9,985.32                34.17
                                  March                      34.17                (0.31)               34.48

Alliant Energy                    January               768,372.66            (3,392.49)          771,765.15
Synfuel LLC                       February              771,765.15        (6,609,070.49)        7,380,835.64
                                  March               7,380,835.64          (955,515.23)        8,336,350.87

Alliant Energy                    January              (260,970.85)           26,983.77          (287,954.62)
Transportation, Inc.              February             (287,954.62)           49,448.31          (337,402.93)
                                  March                (337,402.93)           59,180.17          (396,583.10)

Capital Square                    January            (3,745,803.45)          835,556.52        (4,581,359.97)
Financial Corp.                   February           (4,581,359.97)           (2,509.64)       (4,578,850.33)
                                  March              (4,578,850.33)          (42,157.00)       (4,536,693.33)

Cedar Rapids &                    January              (265,226.85)          (21,737.02)         (243,489.83)
Iowa City Railway                 February             (243,489.83)          610,195.41          (853,685.24)
                                  March                (853,685.24)         (263,684.40)         (590,000.84)

Energys, Inc.                     January                (7,610.55)           10,247.70           (17,858.25)
                                  February              (17,858.25)           (5,423.21)          (12,435.04)
                                  March                 (12,435.04)         (130,736.36)          118,301.32

Energy Performance Services       January            18,042,542.24           (79,662.02)       18,122,204.26
                                  February           18,122,204.26           414,049.12        17,708,155.14
                                  March              17,708,155.14          (613,762.93)       18,321,918.07

EUA Cogenex                       January            72,394,328.31         1,712,351.12        70,681,977.19
                                  February           70,681,977.19        (1,016,297.54)       71,698,274.73
                                  March              71,698,274.73           683,996.72        71,014,278.01
                                                                                      -
Heartland Energy                  January            22,589,616.93        (5,736,916.33)       28,326,533.26
Group                             February           28,326,533.26         1,096,168.89        27,230,364.37
                                  March              27,230,364.37        31,238,155.12        (4,007,790.75)

Heartland                         January            (5,892,266.18)         (915,818.11)       (4,976,448.07)
Properties, Inc.                  February           (4,976,448.07)         (384,875.17)       (4,591,572.90)
                                  March              (4,591,572.90)         (270,162.48)       (4,321,410.42)

HES                               January             2,052,198.82            (9,060.94)        2,061,259.76
                                  February            2,061,259.76           (11,257.66)        2,072,517.42
                                  March               2,072,517.42           (18,872.47)        2,091,389.89

IEA Delaware                      January            13,159,194.16           (58,100.90)       13,217,295.06
                                  February           13,217,295.06           161,015.53        13,056,279.53
                                  March              13,056,279.53           103,244.58        12,953,034.95

IEI Barge                         January            (1,875,055.04)          156,533.70        (2,031,588.74)
Services, Inc.                    February           (2,031,588.74)          (33,032.57)       (1,998,556.17)
                                  March              (1,998,556.17)         (107,896.45)       (1,890,659.72)

Industrial Energy                 January            21,305,592.28           977,028.22        20,328,564.06
Applications, Inc.                February           20,328,564.06          (113,864.56)       20,442,428.62
                                  March              20,442,428.62           (81,426.13)       20,523,854.75

Iowa Land & Building              January            (5,263,379.00)           65,565.21        (5,328,944.21)
Company                           February           (5,328,944.21)          678,066.93        (6,007,011.14)
                                  March              (6,007,011.14)          468,218.90        (6,475,230.04)

Prairie Ridge                     January                38,344.16              (169.31)           38,513.47
Business Park, L.P.               February               38,513.47              (212.86)           38,726.33
                                  March                  38,726.33              (238.03)           38,964.36

RMT, Inc.                         January            (8,586,418.46)        2,365,328.54       (10,951,747.00)
                                  February          (10,951,747.00)         (581,990.05)      (10,369,756.95)
                                  March             (10,369,756.95)          155,337.87       (10,525,094.82)

Transfer                          January              (225,081.22)           14,541.77          (239,622.99)
Services, Inc.                    February             (239,622.99)          (16,964.21)         (222,658.78)
                                  March                (222,658.78)         (443,840.59)          221,181.81

Village Lakeshares,               January             1,330,682.47            43,655.63         1,287,026.84
Inc.                              February            1,287,026.84            46,710.93         1,240,315.91
                                  March               1,240,315.91            48,443.57         1,191,872.34

Whiting Petroleum                 January (*)        80,471,715.85                    -        80,471,715.85
Corporation                       February           80,471,715.85                    -        80,471,715.85
                                  March              80,471,715.85        80,471,715.85                    -

Williams Bulk                     January             4,542,853.16           158,571.49         4,384,281.67
Transfer                          February            4,384,281.67           (34,337.16)        4,418,618.83
                                  March               4,418,618.83           (25,556.65)        4,444,175.48



          (*) Whiting Petroleum balance was adjusted from $ 80,085,292.62 in December 31, 2002

     3. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

     4. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

     a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

     b. Alliant Energy Generation, Inc. - Holding Company for the domestic non-regulated generating investments of Alliant Energy Resources, Inc.

     c. Alliant Energy Integrated Services Company - Holding Company.

     d. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

     e. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

     f. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

     g. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

     h. Alliant Energy de Mexico, S de R L de C. V. - Holding company which exists to operate a utility at a resort development in the state of Sonora.

     i. Alliant Energy Synfuel LLC -Investment in a facility that converts coal to a synthetic coal.

     j. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of AEC.

     k. Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.")
     - Holding company for transportation related subsidiaries.

     l. Capital Square Financial Corp. - Financing services.

     m. Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

     n. Energys, Inc. - Installation and service of energy systems.

     o. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     p. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

     q. Heartland Energy Group - Natural gas commodity and management services company.

     r. Heartland Properties, Inc. - Real estate management and community development.

     s. HES - Holding company with an ownership in ReGenCo LLC.

     t. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

     u. IEI Barge Services Inc. - Barge terminal and hauling services.

     v.  Industrial  Energy  Applications,   Inc.  -  Commodities-based   energy
     services.

     w. Iowa Land & Building Company - Real estate purchasing.

     x. Prairie Ridge Business Park, LP - Real estate holding company.

     y. RMT, Inc. - Environmental consulting and engineering.

     z. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

     aa. Village Lakeshares Inc. - Real estate and community development.

     bb. Whiting Petroleum Corporation - Crude oil production.

     cc. Williams Bulk Transfer - Bulk materials transloading & storage facility